UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SignalSoft Corporation
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   82668M 10 2
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    82668M 10 2


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Mark H. Flolid


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power                        843,939
Shares
Beneficially
Owned by            6.   Shared Voting Power                        - 0 -
Each
Reporting
Person With         7.   Sole Dispositive Power                   843,939


                    8.   Shared Dispositive Power                   - 0 -
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         843,939

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)............................[   ]


11.    Percent of Class Represented by Amount in Row (9)

         3.3%

12.    Type of Reporting Person (See Instructions)

         IN

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Item 2.

            (a)   Name of Person Filing

                  Mark H. Flolid

            (b)   Address of Principal Business Office or, if none, Residence

                  SignalSoft Corporation
                  1495 Canyon Boulevard
                  Boulder, Colorado 80302

            (c)   Citizenship

                  Mark H. Flolid is a citizen of the United States of America.


Item 4.    Ownership.

            (a) Amount beneficially owned:  843,939  .
            (b) Percent of class:   3.3%             .
            (c) Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote          843,939
                (ii)  Shared power to vote or to direct the vote          - 0 -
                (iii) Sole power to dispose or to direct the
                      disposition of                                    843,939
                (iv)  Shared power to dispose or to direct the
                      disposition of                                      - 0 -


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2002                     /s/ Mark H. Flolid
                                               ---------------------------------
                                                   Mark H. Flolid

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